UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

For May 17, 2012

Commission File Number: 001-32482

SILVER WHEATON CORP.
(Translation of registrant’s name into English)

Suite 3150, 666 Burrard Street
Vancouver, British Columbia
V6C 2X8
(604) 684-9648
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Exhibit 99.1 to this report, furnished on Form 6-K, shall be incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-128128) and Form F-10 (File No. 333-167567) under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP.
(Registrant)

May 17 , 2012	By: /s/ Curt Bernardi
Name: Curt Bernardi
Title: Senior Vice President,
Legal and Corporate Secretary

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

99.1	“San Dimas Property San Dimas District, Durango and Sinaola States, Mexico, Technical Report for Silver Wheaton Corp.” dated April 16, 2012.
99.2	Consent of Alan Riles.
99.3	Consent of John Morton Shannon.
99.4	Consent of Herbert A. Smith.
99.5	Consent of Rodney Webster.